SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                  (Amendment No. ___________)*

                           CANMAX INC.
                        (Name of Issuer)

                 Without par value common stock
                 ------------------------------
                 (Title of Class of Securities)

                           137642 20 3
                           -----------
                         (CUSIP Number)

                       Joseph Edwin Canon
                     Dodge Jones Foundation
                          P.O. Box 176
               Abilene, Texas 79604 (915) 673-6429
    --------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         April 30, 1997
              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [  ]

     Check the following box if a fee is being paid with this Statement. [ ] (A fee is not required only if the Reporting
Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent (5%) of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 29406A 10 6    SCHEDULE 13D


(1)  Name of Reporting Person              Dodge Jones Foundation
     S.S. No. of Above Person              75-6006386

(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group*                                (b)  [   ]

(3)  SEC Use Only

(4)  Source of Funds*                                          00
                                       (investment account funds)

(5)  Check Box if Disclosure of Legal                       [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization       Texas corporation

     Number of Shares         (7)  Sole Voting          1,000,000
                                   Power
     Beneficially
                              (8)  Shared Voting                0
     Owned by Each                 Power

     Reporting Person         (9)  Sole Dispositive     1,000,000
                                   Power
           with:
                              (10) Shared Dispositive           0
                                   Power

(11) Aggregate Amount Beneficially Owned                1,000,000
     by Each Reporting Person

(12) Check Box if the Aggregate Amount in                    [  ]
     Row (11) Excludes Certain Shares*

(13) Percent of Class Represented by                          15%
     Amount in Row (11)

(14) Type of Reporting Person                                  CO

CUSIP NO. 137642 20 3


                          SCHEDULE 13D

Item 1.   SECURITY AND ISSUER

     This statement relates to the without par value common stock of Canmax, Inc. ("Canmax or "Company"). Canmax's principal executive offices are located at 150 W. Carpenter Freeway, Irving, Texas 75039.

Item 2.   IDENTITY AND BACKGROUND

     (a), (b) & (c)

          Dodge Jones Foundation
          400 Pine Street, Suite 900
          Abilene, Texas  79601

          Dodge Jones Foundation is a Texas non-profit corporation whose principal business is investments.

     (d) Dodge Jones Foundation has not been convicted in a criminal proceeding during the last 5 years.

     (e) Dodge Jones Foundation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last 5 years.

     (f)  Not applicable.

Item 3:   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Dodge Jones Foundation acquired the securities from its investment account.

Item 4:   PURPOSE OF TRANSACTION

          Dodge Jones Foundation's acquisition of these shares is solely for investment purposes.

Item 5:   INTEREST IN SECURITIES OF THE ISSUER

     (a) On April 29, 1997, Dodge Jones Foundation purchased in a private sale from a third party 1,000,000 shares, or approximately 15% of the Company's common stock issued and outstanding.

     (b) Number of shares as to which Dodge Jones Foundation has:

          (i)  Sole power to vote
               on to direct the vote:                   1,000,000

          (ii) Shared power to vote
               on to direct the vote:                           0

          (iii)Sole power to dispose
               or to direct the disposition:            1,000,000

          (iv) Shares power to dispose
               or to direct disposition:                        0

     (c) Dodge Jones Foundation has not affected any transaction in the securities of the Company prior to the transaction disclosed herein.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6:   CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS
          WITH RESPECT TO SECURITIES FOR THE ISSUER.

          Not applicable.

Item 7:   MATERIAL TO BE FILED AS EXHIBITS

          Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 20, 1997                      /s/ Joseph Edwin Canon
------------------                 ------------------------------
     Date                          Joseph Edwin Canon
                                   Executive Vice President